SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

Serono S.A.

(Registrant’s Name)

15 bis, Chemin des Mines
Case Postale 54
CH-1211 Geneva 20
Switzerland

(Address of Principal Executive Offices)

1-15096

(Commission File No.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).) ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)

The original version of the convocation to the Ordinary General Meeting of Shareholders of Serono S.A. is the French version, which is published in the May 3, 2004 edition of the Swiss Official Gazette. This document is a free translation of the original version.

SERONO S.A., COINSINS (VAUD)
The shareholders of SERONO S.A. are invited to the

ORDINARY GENERAL MEETING OF SHAREHOLDERS

on Tuesday, May 25, 2004 at the Palais de Beaulieu, Room Rome, in Lausanne at 2 pm
(doors open at 1.00 pm)

Agenda

1.     Approval of Serono S.A.’s Annual report, Accounts, Consolidated Accounts of the Serono group, Auditors’ Reports

The Board of Directors submits for approval by the shareholders the Annual Report, the Accounts of Serono S.A. and the Consolidated Accounts of the Serono group for the year 2003.

2.     Distribution of profits in the 2003 balance sheet and dividend proposal

Net profit for the year 2003	CHF	386’278’838
Profit brought forward from previous year	CHF	692’877’574
Transfer to reserve for treasury shares	(CHF	37’792’674)

Profit in the 2003 balance sheet	CHF	1’041’363’738
The Board of Directors proposes to distribute the profits as follows:
(a) Dividend of
CHF 3.20 gross on each registered
“A” share with a par value of CHF 10
and of CHF 8.00 gross on each bearer
“B” share with a par value of CHF 25	(CHF	126’496’824)

(b) Carried forward	CHF	914’866’914

3.    Increase of conditional capital

a)    Conditional capital for option and/or convertible loans

The Board of Directors proposes to increase the maximum amount of the conditional capital for option and/or convertible loans to CHF 36’300’000.-, for the issue of a maximum of 1’452’000 bearer “B” shares with a par value of CHF 25.- each, and to amend article 5bis/A of Articles of Association as follows:

1

Article 5 bis: conditional capital
A. Conditional capital for option and/or convertible loans
The share capital of the company shall be increased by a maximum of CHF 36,300,000 (thirty-six million three hundred thousand Swiss francs) through the issue of 1’452,000 (one million four hundred and fifty-two thousand) bearer "B" shares with a par value of CHF 25 (twenty-five Swiss francs) each, to be fully paid up by the exercise of the option and/or conversion rights granted in connection with loans issued by companies of the Serono group.

Paragraphs 2, 3, 4 and 5 of article 5bisA remain unchanged.

b)    Conditional capital for a stock option plan

The Board of Directors proposes to increase the maximum amount of the conditional capital for a stock option plan to CHF 18’825’000.- (eighteen million, eight hundred and twenty-five thousand Swiss francs) for the issue of a maximum of 753’000 (seven hundred and fifty-three thousand) bearer “B” shares with a par value of CHF 25.- each, and to amend article 5bis/B of Articles of Association as follows:

Article 5 bis: conditional capital
B. Conditional capital for a stock option plan
The share capital of the company shall be increased by a maximum of CHF 18,825,000 (eighteen million, eight hundred and twenty-five thousand Swiss francs), namely 753’000 (seven hundred and fifty-three thousand) bearer "B" shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up, through the exercise of option rights which the Board of Directors intends to grant to employees of companies of the Serono group and to the directors of the company.

Paragraphs 2, 3 and 4 of article 5bisB remain unchanged.

4.    Creation of a new authorized capital

The Board of Directors acknowledges that the authorization to increase the capital expired on May 21, 2004, and proposes consequently to renew it for a period of two years.

The new article 5ter of Articles of Association will be drawn up as follows:

Article 5 ter: Authorized capital
The Board of Directors shall be authorized, until 25 May 2006, to increase the share capital by a maximum of CHF 35,000,000 (thirty-five million Swiss francs) through the issuance of a maximum of 1,400,000 (one million and four hundred thousand) bearer shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights which have been granted, but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company.

Paragraphs 2 and 3 of article 5ter remain unchanged.

2

5.    Modification of the Articles of Association: Timeline for requesting the inclusion of an item on the agenda

The Board of Directors proposes to amend paragraph 13.2 of the Articles of Association as follows:

«Paragraph 13.2.
The invitation shall state the items on the agenda, together with the proposals of the Board of Directors and of the shareholders who requested the calling of the Meeting or the entry of an item on the agenda - provided such item has been communicated to the secretary to the Board of Directors at the latest 45 days prior to the day of the Meeting. The invitation must also state the date, place and time of the Meeting. »

Paragraphs 1, 3 and 4 of article 13 remain unchanged.

6.    Discharge to the Board of Directors and the Management
The Board of Directors proposes granting discharge to the members of the Board of Directors and the Management in relation to their activities during the financial year 2003.

7.    Elections
7.1.1	Board of Directors

The Board of Directors proposes the re-election for one year of Mr. Ernesto Bertarelli, Mr. Pierre E. Douaze, Mr. Bernard Mach, Mr. Sergio Marchionne, Mr. Georges Muller, Mr. Jacques Theurillat and Mr. Hans Thierstein.

7.1.2	Election of a new Director
The Board of Directors proposes the election of a new Director in the person of Mr. Patrick Gage.

7.3	Auditors

The Board of Directors proposes the re-election of PricewaterhouseCoopers S.A. in Geneva as auditors of the annual accounts of Serono S.A. and as auditors of the consolidated accounts of the Serono group for the financial year 2004.

7.4	Special auditors

The Board of Directors proposes the re-election of Ernst & Young S.A. in Geneva as special auditors in line with article 28.5 of the Articles of Association for a term expiring at the date of the ordinary general meeting in 2005.

The proposals for the modifications of the Articles of Association, the annual report, the accounts of Serono S.A. for the year 2003, the consolidated accounts of the Serono group for the year 2003, the 20-F, as well as the auditors’ reports, will be available to the shareholders from May 3, 2004, at the management office of Serono S.A. at 15bis chemin des Mines, 1202 Geneva, Switzerland and at the banks indicated below. These documents can also be consulted on the company’s web-site (www.serono.com) from such date. From this date, the company will also send these documents to any shareholder who requests them.

3

Admission tickets for the General Meeting

Holders of registered shares will receive their invitation to the General Meeting by mail, including admission ticket and the documents mentioned above. Only the holders of registered shares entered in the share register with the right to vote at May 5, 2004 may exercise the right to vote in relation to these shares.

Holders of bearer shares who wish to attend the General Meeting or to be represented there are invited to obtain their admission ticket and voting card before May 20, 2004 from one of the banks mentioned below, against blockage of their shares with a bank until the end of the General Meeting. Banks agents will address the request for admission tickets and voting card to the following contact: “Assemblée générale ordinaire des actionnaires de Serono S.A. 2004” c/o SAG SIS Aktienregister AG, Baslerstrasse 90, CH-4609 Olten, No.Téléfax +41 (0)62 205 39 71.

UBS SA	Lombard Odier Darier Hentsch & Cie	Vaudoise Cantonal Bank
Credit Suisse	Pictet & Cie	Gothard Bank

Representation at the General Meeting
Shareholders may be represented at the General Meeting by a third party by means of the power of attorney on the admission ticket.

In addition, each shareholder may be represented by:

●	his/her bank as depositary representative;
●	the organs of the company;
●	Me Yves Rattaz, notary in Morges, Switzerland, as independent representative within the meaning of article 689c CO.

Powers of attorney addressed to the company signed in blank will be passed to the independent representative. In the absence of voting instructions, voting rights shall be exercised in favor of the proposals of the Board of Directors.

The company’s organs may represent only those shareholders who approve the proposals of the Board of Directors. Powers of attorney containing instructions to vote against the proposals of the Board of Directors will be passed to the independent representative.

Depositary representatives of shares within the meaning of article 689d CO are requested to communicate as soon as possible (but at the latest on May 25 at the ticket check at the entrance to the Meeting) to the secretary to the Board of Directors of Serono S.A., 15bis chemin des Mines, 1202 Geneva, Switzerland, the number of shares they represent. Establishments subject to the federal law on banks and savings banks of 8 November 1934 and professional asset managers are considered to be depositary representatives.

The minutes of the decisions taken by the General Meeting will be available to shareholders for inspection at the management office of Serono S.A. from May 31, 2004.

Coinsins, April 16, 2004	SERONO S.A.

For the Board of Directors
Chairman: Georges Muller
Secretary: François Naef

4

Commentary on the proposals of the Board of Directors relative to points 3a, 3b, 4, 5 and 7.1.2 of the agenda

I.	Increase of conditional capital:

a)	Conditional capital for option and/or convertible loans
point 3 a) of the agenda

In November 2003, a company of the Serono group issued 120’000 senior unsubordinated convertible bonds at a nominal value of CHF 600 millions. Each bond has a nominal value of CHF 5’000 and is initially convertible into bearer shares at the rate of 3.533 bearer shares per bond, from January 6th, 2004 up to and including November 19th, 2008. In case of conversion of the entire loan, Serono S.A. should deliver 424’000 bearer shares.

At the moment, exercise of the conversion rights should be satisfied through paying up of the existing conditional capital (conditional capital A for option and/or convertible bond) and, for what exceeds, with the treasury shares held by the company.

Today, the conditional capital amounts to CHF 3,8 millions, allowing the issue of 152’000 Serono S.A. bearer shares. Besides, the company holds 304’939 treasury shares, as of December 31, 2003.

The conditional capital increase proposed by the Board of Directors will allow the treasury shares to be used for their original purposes once again and allow the Board of Directors to issue loans again to meet any new financing requirements.

Consequently, the Board of Directors proposes to increase the maximum amount of the conditional capital for option and/or convertible loans (conditional capital A) to CHF 36’300’000.-, for the issue of a maximum of 1’452’000 bearer “B” shares with a par value of CHF 25.- each. So the new conditional capital would cover the loan issued in 2003 up to 424’000 bearer shares and provide a 1‘028’000 bearer shares for any future loans.

The article 5bis/A of Articles of Association would so be amend as follows:

Actual version
Article 5 bis: conditional capital
A. Conditional capital for option and/or convertible loans
The share capital of the company shall be increased by a maximum of CHF 3,800,000 (three million eight hundred thousand Swiss francs) through the issue of 152,000 (one hundred and fifty-two thousand) bearer "B" shares with a par value of CHF 25 (twenty-five Swiss francs) each, to be fully paid up by the exercise of the option and/or conversion rights granted in connection with loans issued by companies of the Serono group.

Proposed version (modifications in italic)

Article 5 bis: conditional capital
A. Conditional capital for option and/or convertible loans
The share capital of the company shall be increased by a maximum of CHF 36,300,000 (thirty-six million three hundred thousand Swiss francs) through the issue of 1’452,000 (one million four hundred and fifty-two thousand) bearer "B" shares with a par value of CHF 25 (twenty-five Swiss francs) each, to be fully paid up by the exercise of the option and/or conversion rights granted in connection with loans issued by companies of the Serono group.

Paragraphs 2, 3, 4 and 5 of article 5bisA remain unchanged.

5

b)	Conditional capital for a stock option plan
point 3 b) of the agenda

The shareholders’ Annual General Meeting of June 17, 1997, had approved the creation of conditional capital for a stock option plan for executives (article 5bisB of Articles of Association). Correspondingly to this conditional capital, the company could issue a maximum of 20’000 bearer shares with a total par value of CHF 1’000’000 (bearer shares had a par value of CHF 50 at such time).

A stock option plan for executives has been effective since such date. The company had also set up a stock option plan for the Board of Directors in 1999.

In May 2000, The Annual General Meeting of shareholders had decided to increase the conditional capital to CHF 10’250’000.- allowing the issue of a maximum of 410’000 shares with a par value of CHF 25 each, to ensure the continuation of these stock option plans.

Besides this, a share purchase plan for the employees was set up throughout the company during the year 2001, and in 2003 for the Board of Directors.

These various plans were greeted with enthusiasm by the employees and proved to be an excellent mean of creating motivation and loyalty. They serve as a key attraction factor in the recruitment of qualified professionals.

The conditional capital approved by the General Meeting in 2000 has allowed the implementation of these plans. But, by the end of 2003, the number of granted options had come close to the number of available options, although the registered conditional capital in the Articles of Association still shows a certain number of non-issued shares (352’996) consisting in the exercisable or not yet exercised options.

The Board of Directors wishes to continue the policy of profit sharing which proved so fruitful and proposes to increase from CHF 10’000’100 (ten millions, one hundred Swiss francs) the existing conditional capital at the end of 2003, corresponding to the issue of 400’004 (four hundred thousands and four) bearer shares with a par value of CHF 25 each. These shares cover the number of options the Board of directors considers necessary to continue the different plans mentioned above, during the three years 2004 to 2006.

Accordingly, the Board of Directors proposes to increase the maximum amount of the conditional capital for a stock option plan (conditional capital B) to CHF 18’825’000 for the issue of a maximum of 753’000 bearer “B” shares with a par value of CHF 25.- each.

The article 5bis/B of Articles of Association should be amended as follows:

Actual version:
Article 5 bis: conditional capital
B. Conditional capital for a stock option plan
The share capital of the company shall be increased by a maximum of CHF 8,824,900 (eight million, eight hundred and twenty-four thousand, nine hundred Swiss francs), namely 352’996 (three hundred, fifty-two thousand, nine hundred and ninety-six) bearer "B" shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up, through the exercise of option rights which the Board of Directors intends to grant to employees of companies of the Serono group and to the directors of the company.

6

Proposed version (modifications in italic)

Article 5 bis: conditional capital
B. Conditional capital for a stock option plan
The share capital of the company shall be increased by a maximum of CHF 18,825,000 (eighteen million, eight hundred and twenty-five thousand Swiss francs), namely 753’000 (seven hundred and fifty-three thousand) bearer "B" shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up, through the exercise of option rights which the Board of Directors intends to grant to employees of companies of the Serono group and to the directors of the company.

Paragraphs 2, 3 and 4 of article 5bisB remain unchanged.

II.	Creation of a new authorized capital
point 4 of the Agenda

In 2000, the General Meeting of shareholders had accepted the creation of a new authorized capital up to a maximum of CHF 35 millions, corresponding to 1’400’000 bearer shares with a par value of CHF 25. The authorization had a validity of two years and was extended by two years during the 2002 General Meeting of shareholders.

This last authorization expired on May 21, 2004, and the Board of Directors proposes to renew it for a period of two years i.e. until May 25, 2006.

This new increased authorized capital will ensure that the company will enjoy the necessary flexibility to seize any financing opportunities, acquisitions and others strategic investments as they may arise. The Board of Directors will then be in a position to quickly determine the opportune timing and the optimal conditions for a share issue.

The article 5ter of Articles of Association should be amended as follows:

Actual version

Article 5 ter: Authorized capital
The Board of Directors shall be authorized, until 21 May 2004, to increase the share capital by a maximum of CHF 35,000,000 (thirty-five million Swiss francs) through the issuance of a maximum of 1,400,000 (one million and four hundred thousand) bearer shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights, which have been granted, but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company.

Proposed version (modifications in italic)

Article 5 ter: Authorized capital
The Board of Directors shall be authorized, until 25 May 2006, to increase the share capital by a maximum of CHF 35,000,000 (thirty-five million Swiss francs) through the issuance of a maximum of 1,400,000 (one million and four hundred thousand) bearer shares, each with a par value of CHF 25 (twenty-five Swiss francs), fully paid up. The Board of Directors may proceed to increase the share capital either all at once or in installments. The preferential subscription rights, which have been granted, but not exercised, are at the disposal of the Board of Directors, which may use them in the interest of the company.

7

Paragraphs 2 and 3 of article 5ter remain unchanged.

III.	Modification of Articles of Association: timing to request the inclusion of an item in the agenda - Point 5 of the agenda

According to the article 699 paragraph 3 of the Swiss Code of Obligations, shareholders representing shares of a par value of one million Francs may request items to be included in the agenda. The Board of Directors proposes to fix to 45 days at least before the next General Meeting of shareholders, the period during which this request should be submitted to the Secretary to the Board of Directors. This period takes into consideration the time of convocation, which is 20 days prior the day of the General Meeting, and ensures the smooth organization of this Meeting. The Board of Directors announces at the end of each General Meeting, the date of the next one.

The Board of Directors proposes to amend paragraph 13.2 of the Articles of Association as follows:

Actual version

«Paragraph 13.2.
The invitation shall state the items on the agenda, together with the proposals of the Board of Directors and of the shareholders who requested the calling of the Meeting or the entry of an item on the agenda. The invitation must also state the date, place and time of the Meeting. »

Proposed version (modifications in italic)

«Paragraph 13.2.
The invitation shall state the items on the agenda, together with the proposals of the Board of Directors and of the shareholders who requested the calling of the Meeting or the entry of an item on the agenda - provided such item has been communicated to the secretary to the Board of Directors at the latest 45 days prior to the day of the Meeting. The invitation must also state the date, place and time of the Meeting. »

IV.	Election of a new Director
Point 7.1.2 of the agenda

The Board of Directors proposes the election of a new Director in the person of Mr. Patrick GAGE.

Mr. Patrick GAGE received a Physics diploma from the Massachusetts Institute of Technology (MIT). He also holds a Ph.D. of Biophysics from the University of Chicago. He completed his postdoctoral research by a three years internship at the Carnegie Institution in Washington.

In 1971, Mr. Patrick Gage joined HOFFMANN-LA ROCHE INC, in Nutley, USA, where he started a brilliant career, which lead him to the position of Vice President, Exploratory Research.

After 18 years with Hoffmann-La Roche, Mr. Patrick GAGE decided to accept an offer from Genetics Inc in Cambridge, USA, to act as its senior Vice President for scientific affairs. Subsequently, he was appointed Executive Vice President, Chief Operating Officer and, in 1997, President of the company, which in the mean time became a subsidiary of American Home Products Corporation. He held this position until 1998.

8

In 1998, Mr. Patrick GAGE was promoted as President of Wyeth-Ayerst Research (a division of American Home Products Corporation) and then he was promoted to Chief Scientific Officer, function that he held until 2002.

Since 2003, Mr. Patrick GAGE has acted as a part-time partner for Flagship Ventures, based in Cambridge, USA. This company is an entrepreneurship and venture capital firm whose purpose is the creation and financing of companies in the life science, information technology, and communications sectors.

Mr. Patrick GAGE assumes the following mandates:

Director of Protein Design Labs Inc. (NASDAQ), and Neose Technologies Inc. Manager of Algodign (Private LLC), SAB member of Functional Genetics, Chairman of Compound Therapeutics, Member of the Life Sciences Advisory Board of Warburg Pincus, Founding Member of the Perkin Elmer Life Sciences Advisory Board, Chairman of the Board of the Dublin Molecular Medicine Center, Director of the Biotechnology Institute, Chairman Science Advisory Board of the Center for Advanced Biotechnology and Medicine of NJ, and Director of the Philadelphia Orchestra Association

Mr. Patrick GAGE is 62 years old. He is an American national and resident.

The Board of Directors believes that Mr. Patrick GAGE’s experience in medical research and development, and his contacts in American biotech companies will be valuable in his new appointment.

9

	Actionaire:	*H000001*
Destinataire / Zustelladresse / Delivery address	Aktionär:
Au porteur	Shareholder:

Carte d'admission pour l'Assemblée générale ordinaire de Serono S.A.
Eintrittskarte zur ordentlichen Generalversammlung der Serono S.A.
Admission card for the Annual General Meeting of Serono S.A.

Mardi / Dienstag / Tuesday, 25 mai 2004
14.00 heures (ouverture du contrôle dès 13 heures),
14.00 Uhr (Türöffnung um 13.00 Uhr),
02.00 p.m. (doors open at 01:00 p.m.), Palais de Beaulieu à Lausanne, Salle Rome	Numéro de carte / Karten-Nr. / card number	Nombre de voix / Anzahl Stimmen / number of votes

Pouvoir de représentation / Vertretungsvollmacht / Form of proxy

Je ne participe pas personnellement et donne procuration avec droit de substitution:
Ich/wir nehme(n) nicht persönlich teil und erteile(n) Vollmacht mit Substitutionsrecht an:
I/we shall not participate personally and appoint as proxy with the right of substitution:

☐	à un membre d'un organe de Serono SA, pour me/nous représenter à l'Assemblée générale den Organvertreter der Serono SA, mich/uns an der Generalversammlung zu vertreten a corporate proxy of Serono SA, to represent me/us at the Shareholders Meeting

☐	Au représentant indépendant / den unabhängigen Stimmrechtsvertreter / the independent proxy

☐	A la personne suivante / folgende Person / the following person:

Nom et prénom / Name und Vorname / name and first name

Adresse / Adresse / address

Lieu / Ort / Place:	Date / Datum / Date:	Signature / Unterschrift / Signature:

*H000001*

Instructions de vote pour le représentant indépendant / Weisungen an den unabhängigen Stimmrechtsvertreter / Voting instructions for the independent proxy

	Oui Ja Yes	Non Nein No	Abstention Enthaltung Abstention
Point / Traktandum / Item 1:	☐	☐	☐
Point / Traktandum / Item 2:	☐	☐	☐
Point / Traktandum / Item 3 a:	☐	☐	☐
Point / Traktandum / Item 3 b:	☐	☐	☐
Point / Traktandum / Item 4:	☐	☐	☐
Point / Traktandum / Item 5:	☐	☐	☐
Point / Traktandum / Item 6:	☐	☐	☐
Point / Traktandum / Item 7.1.1:	☐	☐	☐
Point / Traktandum / Item 7.1.2:	☐	☐	☐
Point / Traktandum / Item 7.2:	☐	☐	☐
Point / Traktandum / Item 7.3:	☐	☐	☐

Cocher la case correspondante s.v.p. / Zutreffendes bitte ankreuzen / Please mark your choice with a cross

May 2004

Your ref:
Our ref:      1475429\\INGLT\ECS_UK\28754\1

Dear Participant

Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 25 May 2004 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the above Plan, you are entitled to either instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting or personally attend and vote at the meeting.

Should you wish to exercise your right to give voting instructions to Mourant, kindly complete the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Monday 17 May 2004 using the fax number +44 (0) 208 409 8911. Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Should you like to attend and vote on your own at the meeting, please contact Mourant no later than Monday 17 May 2004 and we will send you an Admission card that will allow you to receive entry to the meeting. Please note that if you wish to attend the meeting, you will have to take a half / whole or more (depending on where you live) day of vacation.

Kindly note that you can either instruct Mourant to vote your shares by using the Voting Instruction Form or attend and vote at the meeting thanks to the Admission card, but not use both alternatives.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale / transfer until and excluding the working day following the meeting.

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda.

Please note that the Serono S.A. Annual Report can be viewed at:

www.serono.com/ir

Mourant Equity
Compensation Solutions

PO Box 1310
69 Park Lane
Croydon CR9 1TQ

T +44 (0)20 8409 8888
F +44 (0)20 8409 8911
www.mourant.com

Mourant du Feu & Jeune
Legal Services

Mourant Equity
Compensation Solutions

Mourant International
Finance Administration

Mourant Private Wealth

Mourant Equity Compensation Solutions is a trading style of Mourant & Co. Capital Trustees Limited
Registered in England No. 3275677
Registered Office: 69 Park Lane, Croydon, CR9 1TQ
Regulated by the FSA

Page 2

Please also note that if you wish to receive a copy of a Serono S.A. Directors’ Report, you can contact Mourant and we will duly despatch one to you. Kindly be informed that this report is only available in French and that its content is very close to that shown in the Annual Report. The Directors’ Report is already available on the above-mentioned Internet site.

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0) 20 8409 2625 or email at seronoespp@mourant.com.

Yours faithfully

Mourant & Co. Capital Trustees Limited

May 2004

Your ref:
Our ref:      1475429\\INGLT\ECS_UK\28750\1

Dear Participant

Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 25 May 2004 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the Serono ESPP, you are entitled to either instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting or personally attend and vote at the meeting.

Should you wish to give voting instructions to Mourant, kindly complete the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Monday 17 May 2004 using the fax number +44 (0) 208 409 8911. Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Should you wish to attend and vote on your own at the meeting, please contact Mourant no later than Monday 17 May 2004 and we will send you an Admission card that will allow you to receive entry to the meeting. Please note that if you wish to attend the meeting, you will have to take a half / whole or more (depending on where you live) day of vacation.

Kindly note that you can either instruct Mourant to vote your shares by using the Voting Instruction Form or attend and vote at the meeting thanks to the Admission card but not use both alternatives.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale / transfer until and excluding the working day following the meeting.

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda.

Mourant Equity
Compensation Solutions

PO Box 1310
69 Park Lane
Croydon CR9 1TQ

T +44 (0)20 8409 8888
F +44 (0)20 8409 8911
www.mourant.com

Mourant du Feu & Jeune
Legal Services

Mourant Equity
Compensation Solutions

Mourant International
Finance Administration

Mourant Private Wealth

Mourant Equity Compensation Solutions is a trading style of Mourant & Co. Capital Trustees Limited
Registered in England No. 3275677
Registered Office: 69 Park Lane, Croydon, CR9 1TQ
Regulated by the FSA

Page 2

Please note that theSerono S.A. Annual report can be viewed at:

www.serono.com/ir

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0) 20 8409 2625 or email at seronoespp@mourant.com.

Yours faithfully
Mourant & Co. Capital Trustees Limited

May 2004

Your ref:
Our ref:     1475429\\INGLT\ECS_UK\28749\1

Dear Participant

Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A.

The Ordinary General Meeting of Shareholders of Serono S.A. will be held on Tuesday 25 May 2004 at 2pm (Swiss time) in Lausanne, Switzerland.

As a participant in the Serono ESPP, you are entitled to instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote your shares at the meeting. Should you wish to exercise your right to vote, kindly complete the enclosed Voting Instruction Form and fax it back to Mourant no later than 5pm (UK time) on Monday 17 May 2004 using the fax number +44 (0) 208 409 8911. Please note that voting instructions will only be accepted via fax and will not be accepted via email or other means.

Please note that should you decide to exercise your right to vote, your shares held will be blocked for sale / transfer until and excluding the working day following the meeting.

In addition to the enclosed Voting Instruction Form, you will find a copy of the Meeting Agenda.

Please note that the Serono S.A. Annual Report can be viewed at:

www.serono.com/ir

You are also kindly invited to consult our 20-F Form for the fiscal year ended 31 December 2002 that is posted on the above-mentioned Internet address.

Should you have any further queries, please do not hesitate to contact our Serono ESPP helpline on +44 (0) 20 409 2625 or email at Seronoespp@mourant.com.

Yours faithfully
Mourant & Co. Capital Trustees Limited

Mourant Equity
Compensation Solutions

PO Box 1310
69 Park Lane
Croydon CR9 1TQ

T +44 (0)20 8409 8888
F +44 (0)20 8409 8911
www.mourant.com

Mourant du Feu & Jeune
Legal Services

Mourant Equity
Compensation Solutions

Mourant International
Finance Administration

Mourant Private Wealth

Mourant Equity Compensation Solutions is a trading style of Mourant & Co. Capital Trustees Limited
Registered in England No. 3275677
Registered Office: 69 Park Lane, Croydon, CR9 1TQ
Regulated by the FSA

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Participant ID Number : MXXXX

Serono Employee Share Purchase Plan
Ordinary General Meeting of Shareholders of Serono S.A., Tuesday 25 May 2004
Voting Instruction Form

I hereby instruct the Plan Administrator, Mourant & Co. Capital Trustees Limited, to vote my shares on my behalf as instructed below:

Voting Instructions

Please check (X) the appropriate box

☐   I vote for all Board proposals. If checked you need not complete the Specific Voting Instructions below.

☐   I do not vote for all Board proposals and instead specify my voting instructions below.

Specific Voting Instructions

Agenda Item Number	Please check (X) the appropriate box
	For	Against	Abstain

1. Approval of Serono S.A’s Annual Report, Accounts, Consolidated Accounts of the Serono group, Auditors’ Reports	☐	☐	☐
2. Distribution of profits in the 2003 balance sheet and dividend proposal	☐	☐	☐
3. Increase of conditional capital a) Conditional capital for option and/or convertible loans	☐	☐	☐
3. Increase of conditional capital b) Conditional capital for a stock option plan	☐	☐	☐
4. Creation of a new authorized capital	☐	☐	☐
5.Modification of the Articles of Association: Timeline for requesting the inclusion of an item on the agenda	☐	☐	☐
6. Discharge to the Board of Directors and the Management	☐	☐	☐

Please turn overleaf.

	For	Against	Abstain
7. Elections 7.1.1 Board of Directors	☐	☐	☐
7. Elections 7.1.2 Election of a new Director	☐	☐	☐
7. Elections 7.3 Auditors	☐	☐	☐
7. Elections 7.4 Special Auditors	☐	☐	☐

Should you wish to exercise your right to instruct the Plan Administrator to vote on your behalf, please ensure that you complete and return this Voting Instruction Form via fax only, ensuring that Mourant receives it no later than 5pm (UK time) on Monday 17 May 2004. The fax number to use is:

+44 (0) 20 8409 8911

Signed

Dated	Paycode

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SERONO S.A.
a Swiss corporation
(Registrant)

May 19, 2004	By:	/s/ François Naef

		Name:	François Naef
		Title:	Secretary